SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For July 2, 2002




                               TELEX-CHILE S.A.
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       TELEX-CHILE S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



             TABLE OF CONTENTS

             1. A free English translation of a notice of a special shareholders' meeting.

             2. A free English translation of a communication filed by the Company with the Chilean Superintendencia de Valores y Seguros on July 1, 2002.

                    (free translation of Spanish original)


                               TELEX-CHILE S.A.
                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          To Be Held on July 17, 2002

As a result of a resolution of the Company's Board of Directors, all Shareholders of Telex-Chile S.A. are summoned to a Special Meeting of Shareholders that will take place on July 17, 2002, at the Company's offices located on Rinconada El Salto Street No. 202, in the municipality of Huechuraba, in the city of Santiago, at 12:00 noon, so as to submit to their consideration the following matters and by-law amendments:

(1) record the end of the series of shares and their preferences, as well as agree to the corresponding exchange of shares and by-law amendments;

(2) agree to a reduction in the number of shares issued by the Company, without modifying the amount of corporate capital and in whatever manner and form the Shareholders determine and, as a result thereof, agree to the corresponding by-law amendments, adopting all agreements relating to the corresponding exchange of shares;

(3)      agree to a restated text of the corporate by-laws as amended; and

(4) adopt those agreements that are necessary for anything the Shareholders might resolve.

According to what is set forth in Article 62 of Law 18,046, all of the Shareholders who are listed in the Share Register on July 12, 2002 may take part in the Meeting with whatever rights they are accorded by the law and the by-laws.

Verifying all powers of attorney, if necessary, will be done the very same day of the Meeting, at the same venue and at whatever time the Meeting is due to begin.

                                                        THE BOARD OF DIRECTORS
                                                        TELEX-CHILE S.A.

July 1, 2001
Telex-Chile S.A.
Rinconada El Salto No. 202
Comuna de Huechuraba
Santiago, Chile

                    (free translation of Spanish original)

                                                    Santiago, July 1, 2002
                                                    GG No. 78/2002





Mr. Alvaro Clarke de la Cerda
Commissioner
Securities and Insurance Commission
Personal Delivery



To Whom It May Concern:

I hereby notify you that, in conformance with the provisions of Article Five of the by-laws of Telex-Chile S.A., the Series A and B shares in which the share capital of the Company is divided and their respective preferences will expire on July 9, 2002.

As a consequence of the foregoing and in accordance with the provisions of Provisional Article Two of the by-laws, all the shares in which the share capital is divided will become one and the same series, the series of shares and their preferences having expired on the advent of said term.

Yours truly,





Alejandro Rojas P.
General Manager







cc:  Commercial Stock Exchange of Santiago
     Chilean Electronic Stock Exchange
     Stock Exchange of Valparaiso
     File

                               TELEX-CHILE S.A.

                                  SIGNATURES







Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                 TELEX-CHILE S.A.




                                 By:  /s/ Rodrigo Villa Mardel
                                    ---------------------------------------
                                      Name:   Rodrigo Villa Mardel
                                      Title:  Chief Financial Officer





Dated:  July 2, 2002